Exhibit 99.1

BROOKFIELD BUSINESS CORPORATION

REPORT OF VOTING RESULTS

Annual Meeting of Shareholders

June 20, 2024

National Instrument 51-102 – Section 11.3 (Canada)

The annual general meeting of shareholders of Brookfield Business Corporation (the “Corporation”) was held on Thursday, June 20, 2024 at 9:00 a.m. in a virtual meeting format (the “Meeting”). At the Meeting, shareholders holding 68,879,776 class A exchangeable subordinate voting shares (“Exchangeable Shares”), representing 94.41% of the Corporation’s 72,954,447 issued and outstanding Exchangeable Shares on the record date for the Meeting, and one class B multiple voting share (“Class B Shares”), representing 100% of the Corporation’s issued and outstanding Class B Shares on the record date for the Meeting, were represented in person or by proxy.

In accordance with the Corporation’s articles, each Exchangeable Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the one Class B Share was entitled to a total of 218,863,341 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of the Exchangeable Shares and Class B Shares represented at the Meeting, voting together as a single class.

Election of Directors

All of the ten nominees proposed by management for election to the board of directors of the Corporation were nominated and elected at the Meeting by acclamation. As indicated below, each director elected at the Meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director:

Director Nominee	Votes For	%	Votes Withheld	%
Cyrus Madon	287,216,951	99.91%	248,837	0.09%
Jeffrey Blidner	281,259,898	97.84%	6,205,890	2.16%
David Court	286,943,397	99.82%	522,391	0.18%
Stephen Girsky	286,512,904	99.67%	952,884	0.33%
David Hamill	286,799,529	99.77%	666,259	0.23%
Anne Ruth Herkes	286,943,804	99.82%	521,984	0.18%
John Lacey	282,305,090	98.20%	5,160,698	1.80%
Don Mackenzie	287,436,929	99.99%	28,859	0.01%
Michael Warren	287,436,883	99.99%	28,905	0.01%
Patricia Zuccotti	287,425,749	99.99%	40,039	0.01%

Appointment of Auditors

The resolution to reappoint Deloitte LLP, as the external auditor of the Corporation to hold office until the next annual general meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the majority of both the holders of Exchangeable Shares and Class B Shares, voting together as a single class:

Votes For	%	Votes Withheld	%
287,733,757	>99.99%	9,360	<0.01%

Other Business

There were no other matters coming before the Meeting that required a vote by either the holders of Exchangeable Shares or Class B Shares.

Dated: June 20, 2024

BROOKFIELD BUSINESS CORPORATION

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	General Counsel and Corporate Secretary